UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*
GREENS WORLDWIDE INCORPORATED
(Name of Issuer)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
39540P 20 8
(CUSIP Number)
R. THOMAS KIDD, 801 INTERNATIONAL PARKWAY, 5TH FLOOR, LAKE MARY, FLORIDA 32746 (757-572-9241)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39540P 20 8		SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) R. Thomas Kidd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b) Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 254,518,910
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 254,518,910
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,518,910
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of Greens Worldwide Incorporated, an Arizona corporation (the “Issuer”). R. Thomas Kidd has sole voting and dispositive power over Lextra Management Group, Inc., a Delaware corporation (“Lextra”), which owns 90% of SportsQuest, Inc. (formerly known as Air Brook Airport Express, Inc.), a Delaware corporation (“SportsQuest”). SportsQuest owns 390,000 shares of the Issuer’s Series A Convertible Preferred Stock, $10.00 par value per share (the “Preferred Stock”). Each share of Preferred Stock is convertible into 640 shares of Common Stock. The reporting person also owns 4,918,910 shares of Common Stock directly. The address of the principal executive offices of the Issuer is 801 International Parkway, 5th Floor, Lake Mary, Florida 32746.

Item 2.	Identity and Background

(A)	R. Thomas Kidd

(B)	The business address of Mr. Kidd is 801 International Parkway, 5th Floor, Lake Mary, Florida 32746.

(C)	Mr. Kidd is a private investor and owner of Lextra, a vertically integrated sports management firm.

(D)	During the last five years, Mr. Kidd has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the last five years, Mr. Kidd has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)	Mr. Kidd is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds or other consideration used by Mr. Kidd in acquiring beneficial ownership of shares of Common Stock are as follows:

•	On August 17, 2007, the Issuer entered into a Stock Issuance, Assumption and Release Agreement (the “Assumption Agreement”), by and among the Issuer,

SportsQuest and AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II, LLC (collectively, the “Greens Worldwide Investors”). The transactions contemplated by the Assumption Agreement include the following:

•	The issuance by the Issuer of 390,000 shares of its Preferred Stock to SportsQuest, convertible into 249,600,000 shares of Common Stock; and

•

The assumption by SportsQuest of 50% of the Issuer’s indebtedness to the Greens Worldwide Investors under a Securities Purchase Agreement, dated as of March 22, 2007, by and among the Issuer and the Greens Worldwide Investors (the “Greens Worldwide Agreement”).

The transactions contemplated by the Greens Worldwide Agreement had resulted in a new funding of $625,000 into the Issuer and a restructuring of the Issuer’s relationship with the Greens Worldwide Investors. The Greens Worldwide Agreement provided for the sale by the Issuer to the Greens Worldwide Investors of callable secured convertible notes with an aggregate face amount of $7,807,500, including interest. Such notes were due and payable on March 22, 2010 (the “Maturity Date”). The Issuer was not required to make any payments until the Maturity Date, but it had the option to prepay the amounts due under the notes in whole or in part at any time. The notes were convertible into Common Stock at a 75% discount to the then current fair market value of the Common Stock as defined in the notes.

Under the terms of the Assumption Agreement, the Greens Worldwide Investors released the Issuer from its obligations under the notes described above. In consideration for such release, SportsQuest issued to AJW Partners, LLC, AJW Master Fund, Ltd. and New Millennium Capital Partners II, LLC (collectively, the “SportsQuest Investors”) (who are the successors to the Greens Worldwide Investors) callable secured convertible notes with an aggregate face amount of $3,903,750, including interest (collectively, the “Assumption Notes”), and the Issuer issued to the SportsQuest Investors callable secured convertible notes with an aggregate face amount of $3,903,750, including interest. The Assumption Notes have the same terms and conditions as the notes described above, except that the Assumption Notes are convertible into the common stock of SportsQuest.

The transactions contemplated by the Assumption Agreement were completed on August 17, 2007. Copies of the Assumption Agreement and the form of the Assumption Note were previously filed with SportsQuest’s Current Report on Form 8-K on August 22, 2007 and are incorporated herein by reference as Exhibits A and B, respectively.

As a result of the foregoing transaction, Mr. Kidd acquired beneficial ownership of 390,000 shares of Preferred Stock, convertible into 249,600,000 shares of Common Stock.

•	On November 21, 2006, Mr. Kidd acquired 3,415,520 shares of Common Stock for services rendered to the Issuer.

•

On July 11, 2005, Mr. Kidd acquired 3,415,520 shares of Common Stock pursuant to the Agreement for the Exchange of Common Stock dated June 10, 2005 among the Issuer and US Pro Golf Tour, Inc. (“USPGT”) and its shareholders, including Mr. Kidd (the “Exchange Agreement”). Under the terms of the Exchange Agreement, the Issuer purchased 100% of the issued and outstanding shares of USPGT in exchange for, among other consideration, Common Stock issued to the shareholders of USPGT, including Mr. Kidd. This transaction closed on July 11, 2005. A copy of the Exchange Agreement was previously filed with the Issuer’s Current Report on Form 8-K on July 12, 2005 and is incorporated herein by reference as Exhibit C. Mr. Kidd subsequently transferred to a third party 1,912,130 shares of the Common Stock acquired under the Exchange Agreement.

As a result of the foregoing transactions, Mr. Kidd beneficially owns 1,503,390 shares of Common Stock.

Item 4.	Purpose of Transaction

Mr. Kidd has caused SportsQuest to acquire shares of Preferred Stock convertible into Common Stock to control the operations of the Issuer. SportsQuest acquired control of the Issuer on August 17, 2007, as described in Item 3 and this Item 4.

On August 17, 2007, the Issuer entered into the Assumption Agreement, pursuant to which the Issuer issued 390,000 shares of its Preferred Stock to SportsQuest. Each share of Preferred Stock is convertible into 640 shares of Common Stock at the option of SportsQuest at any time. The terms of the Preferred Stock entitle SportsQuest to elect a majority of the members of the board of directors of the Issuer. In addition, SportsQuest’s ability to vote its shares of Preferred Stock on an as-converted basis assures its control of any matters presented to the holders of Common Stock.

On November 21, 2006, Mr. Kidd acquired 3,415,520 shares of Common Stock for services rendered to the Issuer.

Mr. Kidd beneficially owns 1,503,390 shares of Common Stock pursuant to the Exchange Agreement described in Item 3.

Mr. Kidd reserves the right to formulate other plans and take such actions with respect to his direct and indirect investment in the Issuer, including any or all of the actions described below in this Item, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market or privately negotiated transactions. Mr. Kidd may at any time reconsider and change his plans or proposals relating to the foregoing.

Except as described above or otherwise in this Schedule 13D, there are no current plans or proposals that Mr. Kidd may have that relate to or would result in:

(A)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(B)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(C)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(D)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(E)	Any material change in the present capitalization or dividend policy of the Issuer;

(F)	Any other material change in the Issuer’s business or corporate structure;

(G)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(H)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(J)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(A)

The aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Kidd is 254,518,910 shares or 89.9% of the issued and outstanding shares of Common Stock. Of this number, 249,600,000 shares may be acquired by Mr. Kidd through the conversion of Preferred Stock, each share of Preferred Stock convertible into 640 shares of Common Stock.

(B)	Mr. Kidd has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified pursuant to paragraph (A) above.

(C)

See Item 3 for a discussion of the Assumption Agreement, pursuant to which Mr. Kidd, indirectly through SportsQuest, acquired 390,000 shares of Preferred Stock, convertible into 249,600,000 shares of Common Stock.

(D)	Not applicable.

(E)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Kidd is the President and Chief Executive Officer and the sole Director of the Issuer.

See Item 3 for a discussion of the Assumption Agreement, pursuant to which Mr. Kidd, indirectly through SportsQuest, acquired 390,000 shares of Preferred Stock, convertible into 249,600,000 shares of Common Stock.

Item 7.	Material to be Filed as Exhibits

Exhibit A – Stock Issuance, Assumption and Release Agreement by and among Greens Worldwide Incorporated, Air Brook Airport Express, Inc., AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II, LLC dated August 17, 2007 (previously included with SportsQuest’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 22, 2007 and incorporated herein by reference).

Exhibit B – Form of Promissory Note by Air Brook Airport Express, Inc. and issued to each of AJW Partners, LLC, AJW Master Fund, Ltd. and New Millennium Capital Partners II, LLC (previously included with SportsQuest’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 22, 2007 and incorporated herein by reference).

Exhibit C – Agreement for the Exchange of Stock by and among Greens Worldwide Incorporated and US Pro Golf Tour, Inc. and its shareholders dated June 10, 2005 (previously included with the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 12, 2005 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date: August 30, 2007	/s/R. Thomas Kidd
R. Thomas Kidd

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).